[redacted] STATES
HANGE COMMISSION
D.C. 20549

04016821

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue
(No. and Street)

Bethesda	**Maryland**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer **(301) 951-4800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102-4219**
(Address)	(City)	(State)	(Zip Code)

MAY 07 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CALVERT DISTRIBUTORS, INC.
(SEC I.D. No. 8-47915)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2003, Independent Auditors' Report, and Supplemental Report on Internal Control

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Ronald M. Wolfsheimer   Date: 5/6/04

Title: Chief Financial Officer

Notary Public

My Comm. Exps: 3/6, 2006

CALVERT DISTRIBUTORS, INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251 1000
Fax: (703) 251 3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the following financial statements of Calvert Distributors, Inc. (a wholly owned subsidiary of the Calvert Group, Ltd.) (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Calvert Distributors, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2004

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash equivalents	$ 23,055,242
Brokerage fees receivable	64,237
Investments, at fair value	232,559
Due from Calvert mutual funds	1,257,153
Prepaid expenses and other assets	956,284
PROPERTY AND EQUIPMENT:	
Equipment	509,758
Furniture and fixtures	124,634
	634,392
Less: Accumulated depreciation	(526,789)
Net property and equipment	107,603
TOTAL ASSETS	$ 25,673,078

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 119,321
Accrued payroll and related liabilities	759,259
Income taxes payable	169,343
Deferred tax liability	233,626
Obligation under capital lease	43,700
Due to affiliates	9,587,947
Total liabilities	10,913,196
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	10,590,394
Total stockholder's equity	14,759,882
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,673,078

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Product distribution fees	$ 12,985,469
Brokerage fees - depository accounts	877,794
Load revenues	6,620,609
Investment income	216,635
Other income	10,835
Total revenues	20,711,342
EXPENSES:	
Salaries and incentive compensation	5,940,496
Employee benefits	1,653,566
General and administrative	194,916
Commissions	6,973,584
Facilities	761,126
Product distribution	13,456,996
Sales and Marketing	4,629,130
Less:	
Allocation of expenses to affiliated companies	(18,492,323)
Total expenses	15,117,491
INCOME BEFORE INCOME TAXES	5,593,851
Income taxes	(2,241,731)
NET INCOME	$ 3,352,120

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2003	$ 10	$ 4,169,478	$ 7,238,274	$ 11,407,762
Net income	-	-	3,352,120	3,352,120
BALANCE, DECEMBER 31, 2003	$ 10	$ 4,169,478	$ 10,590,394	$ 14,759,882

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,352,120
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	49,495
Realized and unrealized gain on investments - net	(53,679)
Deferred income tax benefit	(59,080)
Changes in assets and liabilities:	
Brokerage fees receivable	24,732
Due from Calvert mutual funds	(281,066)
Income taxes payable	51,551
Prepaid expenses and other assets	314,784
Accounts payable and accrued expenses	(306,754)
Accrued payroll and related liabilities	63,247
Obligation under capital lease	43,700
Due to affiliates, net	8,181,817
Net cash used in operating activities	11,380,867
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of marketable securities	(1,338)
Proceeds from sales of marketable securities	39
Purchase of property and equipment	(83,165)
Net cash used in investing activities	(84,464)
INCREASE IN CASH EQUIVALENTS	11,296,403
CASH EQUIVALENTS, BEGINNING OF YEAR	11,758,839
CASH EQUIVALENTS, END OF YEAR	$ 23,055,242
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$ 175,257

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of mutual funds and serves as broker for deposits with banks and savings institutions. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life").

Effective January 1, 1999, Acacia Mutual Holding Corporation, the holding company of Acacia Life and Ameritas Mutual Insurance Holding Company merged to form Ameritas Acacia Mutual Holding Company ("Ameritas Holding Company"), the ultimate parent of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates were made for various liabilities. Actual results could differ from those estimates.

Revenue Recognition - Fees for brokerage depository accounts are negotiated with the respective banks and/or savings institutions and are based on the average daily account balances. The fees are recognized as earned. Product distribution fees are contractually based charges to mutual funds that are accrued daily. Load revenues represent underwriter fees that are determined based on a stated rate for trades executed and are recognized generally on a trade-date basis, and revenues received under the purchase and sales agreement. In addition, the company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of affiliated Calvert money market funds.

Investments - Investment securities are carried and reported at fair value. Unrealized gains and losses for investment securities are included in the statement of operations.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight line basis over an estimated useful life of five years.

Marketing Costs – Marketing costs are expensed as incurred.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc., and Calvert Shareholder Services, Inc., each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services.

The Parent allocates revenues and expenses to and from its affiliates. These revenues and expenses relate to product distribution, marketing, facilities, and general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. The Company's expenses include reimbursed charges, net, from its affiliates in the amount of $18,492,323 for the year ended December 31, 2003.

Pursuant to an agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees of approximately $650,000 in 2003, from the brokerage depository account. As of December 31, 2003, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $64,000.

Due from Calvert mutual funds consists of receivables for load and production distribution fees.

On December 31, 2003, the Company held investments of approximately $233,000 in various mutual funds and held cash equivalents of approximately $23,055,000 in various money market funds for which the Company is the investment advisor.

The Company paid commissions of approximately $108,000 on the sale of mutual funds through an affiliated broker dealer for the year ended December 31, 2003.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by Ameritas Holding Company. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. The Company's contributions to these plans are based on percentages of employees' salaries and totaled approximately $356,000 in 2003.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees. Payments under these plans are based on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of Financial. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with Financial is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Financial, which will compensate any Member for the use of its losses or tax credits. At December 31, 2003, the Company had no state or federal net operating loss carryforwards available.

The provision for income taxes consists of the following for the year ended December 31, 2003:

Current:	
Federal	$ 1,896,803
State	404,008
	2,300,811
Deferred:	
Federal	(52,731)
State	(6,349)
	(59,080)
Income tax provision	$ 2,241,731

The effective income tax rate of 40.07% varied from the statutory federal income tax rate of 35% primarily because of state income taxes, net of federal benefits.

Deferred taxes as of December 31, 2003 represent the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting and tax purposes that generally relate to compensation accruals.

6. INVESTMENT INCOME

Investment income consists of $162,956 of dividend income, unrealized gain on investments of $53,640, and $39 of realized gain on investments.

7. PURCHASE AND SALES AGREEMENT

On April 1, 1998, the Company entered into a purchase and sales agreement that gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. Such contract has been and may continue to be extended with the agreement of the Company and the purchaser.

8. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office equipment under a noncancelable capital lease agreement. At December 31, 2003, the Company's aggregate future minimum lease payments under this capital lease are as follows:

2004	$ 23,436
2005	23,436
2006	3,906
Total minimum lease payments	50,778
Less: Amount representing interest	(7,078)
Present value of minimum lease payments, with interest rate of 7.75%.	$ 43,700

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company had net capital of $11,877,221, which was $11,149,675 in excess of the required net capital of $727,546. The Company's ratio of aggregate indebtedness to net capital was .92 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

CALVERT DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

NET CAPITAL:	
Stockholder's equity	$ 14,759,882
LESS NONALLOWABLE ASSETS:	
Brokerage fees receivable	64,237
Due from Calvert mutual funds	1,257,153
Property and equipment - net	107,603
Prepaid expenses and other assets	956,284
Total nonallowable assets	2,385,277
Net capital before haircuts on securities	12,374,605
Haircuts on money market mutual funds and investments	(477,384)
Excess fidelity bond deductible provision	(20,000)
NET CAPITAL	$ 11,877,221
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 119,321
Accrued payroll and related liabilities	759,259
Due to affiliates	9,587,947
Deferred tax liability	233,626
Obligation under capital lease	43,700
Income taxes payable	169,343
Total aggregate indebtedness	$ 10,913,196
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 727,546
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 11,149,675
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 10,785,901
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	91.88%

No material differences exist between the Company's computation, included in Part II of the Amended Focus Report as of December 31, 2003, and the schedule reported herein.

CALVERT DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Rule 15c3-3 is intended to limit the use of brokers-dealers use of customers' funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $-0- at December 31, 2003. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17-a-5, there are no material differences between this reserve computation required pursuant to Rule 15c 3-3 and the corresponding computation prepared by and included in the Company unaudited part II Focus Report Filing as of the same date.

CALVERT DISTRIBUTORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

1. Customers' fully paid securities and excess margin requirements not in the respondent's possession or control as of the report date for which instructions to reduce possession or control has been issued for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items - NONE $ -

2. Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items - NONE $ -

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251 1000
Fax: (703) 251 3400
www.us.deloitte.com

Deloitte & Touche

February 13, 2004

To the Board of Directors of
Calvert Distributors, Inc.:

In planning and performing our audit of the financial statements of Calvert Distributors, Inc., for the year ended December 31, 2003 (on which we issued our report dated February 13, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP